Media Release 17 May 2021 Sydney, Australia 16 May 2021 Chicago, USA

Exhibit 99.8
James Hardie Industries Announces 2021 Global Investor Day

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement building solutions, will hold its 2021 Global Investor Day on 25 May 2021 from 7:00am – 9:15am Sydney, Australia time (24 May 2021 from 5:00pm - 7:15pm New York City, USA time) , featuring the following agenda topics:

•Strategic Plan
•Marketing to Homeowners
•Global Innovation
•Financial Summary
•Q&A

A webcast will be available for analysts, investors and media. All participants wishing to join the webcast will need to pre-register by navigating to https://jhxinvestorday.joinceo.com Once registered, participants will receive an email confirmation and calendar invitation to join the live webcast.

The related presentation materials will be made available on James Hardie’s Investor Relations website https://ir.jameshardie.com.au/jh/presentations.jsp For those unable to join the live webcast, a replay will be available on the website shortly after the event.

Management will also conduct its Q4 FY2021 results briefing on Tuesday May 18, 2021, 9:00 am Sydney, Australia time (May 17, 2021, 7:00 pm New York City, USA time). A teleconference will be available for analysts, investors and media.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Officer.

END

Media Release: James Hardie Announces 2021 Global Investor Day	1

Media Release 17 May 2021 Sydney, Australia 16 May 2021 Chicago, USA

Investor/Media/Analyst Enquiries:
James Brennan-Chong

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Announces 2021 Global Investor Day	2